SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                              MDC CORPORATION INC.
                                (Name of Issuer)

                              Common Stock, No Par
                          Title of Class of Securities)

                                    55267W309
                                 (CUSIP Number)

                                  June 18, 2003

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-1 (b)
        [X]  Rule 13d-1 (c)
        [ ]  Rule 13d-1 (d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               (page 1 of 4 pages)

CUSIP No. 55267W309                    13G                Page 2 of 4 Pages


        1   NAME OF REPORTING PERSONS S.S. OR
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            JANA PARTNERS LLC

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  |_|
            (b)  |_|

        3   SEC USE ONLY

        4   CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

NUMBER OF          5    SOLE VOTING POWER
SHARES
BENEFICIALLY                 1,965,000
OWNED BY
EACH REPORTING     6    SHARED VOTING POWER
PERSON WITH
                             -0-

                   7    SOLE DISPOSITIVE POWER

                             1,965,000

                   8    SHARED DISPOSITIVE POWER

                             -0-

                   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                        EACH REPORTING PERSON

                             1,965,000

                  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

                  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                 11.93 %

                  12   TYPE OF REPORTING PERSON*

                                 CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55267W309                    13G                Page 3 of 4 Pages


Item 1 (a).     Name of Issuer:
                MDC Corporation Inc.

Item 1 (b).     Address of Issuer's Principal Executive Offices:
                45 Hazelton Avenue
                Toronto, ON M5R 2E3
                Canada

Item 2 (a).     Name of Person Filing: JANA Partners LLC

Item 2 (b).     Address of Principal Business Office or, if None, Residence:

                536 Pacific Avenue, San Francisco, California 94133.

Item 2 (c).     Citizenship:
            (i) This Statement is filed by JANA Partners LLC, a Delaware limited liability company. JANA Partners LLC is a private money management firm which holds the Common Stock of the Issuer in various accounts under its management and control. The principals of JANA Partners LLC, Barry Rosenstein and Gary Claar, are U.S. citizens.

Item 2 (d).     Title of Class of Securities:  Common Stock

Item 2 (e).     CUSIP No: 55267W309

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                Not applicable.

Item 4.         Ownership

       (a)      Amount beneficially owned: 1,965,000

       (b)      Percent of Class: 11.93 %

       (c)      Number of shares as to which JANA Partners LLC has:
            (i)   Sole power to vote or to direct the vote: 1,965,000
           (ii)   Shared power to vote or to direct the vote: 0
          (iii)   Sole power to dispose or to direct the disposition: 1,965,000
           (iv)   Shared power to dispose or to direct the disposition of: 0

Item 5.         Ownership of Five Percent or Less of a Class.
                Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on the Parent Holding Company or Control Person.
                Not Applicable.

Item 8.         Identification and Classification of Members of the Group.
                Not Applicable.

Item 9.         Notice of Dissolution of Group.
                Not Applicable.

CUSIP No. 55267W309                    13G                Page 4 of 4 Pages


Item 10.        Certification.

By signing below, each of the reporting persons hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

June 24, 2003




Certification

The undersigned hereby certifies that the shares of MDC Corporation Inc. purchased on behalf of JANA Partners LLC were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                          /s/Barry Rosenstein
                                          Barry Rosenstein


                                          /s/Gary Claar
                                          Gary Claar

Date: June 24, 2003